UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




Public Utility Holding Act of 1935
File No.  70-7218; 70-8037
Report Date:  January 1, 2001 to March 31, 2001


In the Matter of:
Central and South West Corporation
AEP Credit, Inc.


         1. AEP Credit, Inc. (Credit) hereby files a balance sheet as of March 31, 2001, statements of income for the three and twelve month periods ended March 31, 2001, and 2000, and notes to the financial statements as Exhibit 1 attached hereto.

         2. Credit hereby states that pursuant to the exemption set forth in Rule 52 of the Public Utility Holding Company Act of 1935, it will no longer provide information duplicative of the information contained in Form U-6B-2. Credit will submit Form U-6B-2 quarterly in accordance with the requirements of Rule 52(c). Such information will no longer be included with this report.

         3. Credit hereby files, as Exhibit 2 attached hereto the earnings coverage for Credit's indebtedness for the period from January 1, 2001 through March 31, 2001 and Credit's capital structure at March 31, 2001. Credit hereby files as Exhibit 3 attached hereto the twelve month average of outstanding accounts receivable, twelve month average of accounts receivable purchases from non-affiliated companies, and bad debt write-offs related to non-affiliated companies during said period as of the end of each month.

         4. With respect to affiliated companies, Central Power and Light Company (CPL), Columbus Southern Power Company (CSP), Indiana Michigan Power Company (I&M), Kentucky Power Company (KP), Ohio Power Company (OPC), Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO), and West Texas Utilities Company (WTU), Appalachian Power (AP), and Kingsport
(KGP), Credit hereby certifies that the allowed returns on common equity for the period from January 1, 2001 through March 31, 2001 were unchanged in all regulatory jurisdictions from the previous certificate of notification. Credit also hereby files the discount calculation for affiliated companies, an analysis of the allowed returns on common equity and the factoring expense savings for affiliated companies as shown in Exhibits 4, 5 and 6, respectively, attached hereto.

         5. With respect to Reliant Energy HL&P, formerly known as Houston Lighting & Power Company, Credit had a twelve month average of outstanding receivable balances for the period ending March 31, 2001 of $540,924,042. During the quarter ended March 31, 2001 the daily maximum balance relating to the purchase of accounts receivable from Reliant Energy HL&P was $608,948,964.

         6. Credit hereby certifies it was in compliance with the terms of the temporary relief as defined in the order issued on March 11, 1997 as shown in
Exhibit 3 attached hereto.

         7. Credit hereby files as Exhibit 7 attached hereto the calculation, by month, of the CPL finder fee attributable to the factoring of Reliant Energy HL&P receivables by Credit.

         8. Credit hereby files as Exhibit 8 attached hereto a copy of any state regulatory commission decision or analysis addressing the effect of the factoring of CSW System accounts receivable rates which was issued during the period January 1, 2001 through March 31, 2001.

         9. Credit hereby files as Exhibit 9 attached hereto a copy of the audited annual financial statements for the year ended December 31, 2000.

         10. Credit hereby files as Exhibit 10 attached hereto a copy of the accounting system procedures and chart of accounts of Credit as maintained by American Electric Power Service Corporation (AEPSC).

         11. Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration of Central and South West Corporation (CSW) and Credit, in File No. 70-7218, and in accordance with the terms and conditions of the Commission's orders dated July 31, 1986, May 8, 1988, December 27, 1989, August 30, 1990, December 21, 1990, December 24, 1991, December 9, 1992, December 21,
1993, December 16, 1994, and March 11, 1997, permitting said Application-Declaration to become effective, and the Form U-1 Application-Declaration of CSW, Central Power and Light Company and Credit, in File No. 70-8037, and in accordance with the terms and conditions of the Commission's orders dated December 8, 1992 and December 29, 1992, permitting said Application-Declaration to become effective.

                                    SIGNATURE



As requested by order of the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935, Central and South West Corporation has duly caused this report to be signed on the 15th day of May, 2001.




                                    By :   /s/ Armando Pena
                                           ----------------
                                           Armando Pena
                                           Treasurer



1616 Woodall Rodgers Freeway
P.O. Box 660164
Dallas, Texas 75266-0164
Telephone (214) 777-1000

                                  EXHIBIT INDEX
                                  -------------


Exhibit                                                                         Transmission
Number            Exhibit                                                       Method
-------           -------                                                       ------------
   1      Unaudited balance sheet as of March 31, 2001, unaudited               Electronic
          statements of income for the three and twelve
          month periods ended March 31, 2001, and unaudited notes to the financial statements.


   2      Earnings coverage for the period from January 1, 2001                 Electronic
          through March 31, 2001 and capital structure at
          March 31, 2001.


   3      Twelve month average as of the end of each month of                   Electronic
          outstanding accounts receivable of affiliated and
          non-affiliated companies, twelve month average as of the end of each month of accounts receivable purchases from
          non-affiliated companies, and bad debt write-offs related to non-affiliated companies during the period January 1, 2001 through March 31, 2001.


   4      Discount calculation for affiliated companies for the                 Electronic
          three months ended March 31, 2001.


   5      Analysis of the allowed returns on common equity for                  Electronic
          affiliated companies at March 31, 2001.


   6      Factoring expense savings for the affiliated companies                Electronic
          for the three months ended March 31, 2001.


   7      Calculation, by month, of CPL finder fee attributable                 Electronic
          to factoring of Reliant Energy HL&P receivables during the  period
          January 1, 2001 through March 31, 2001.

   8      Copy of any state regulatory commission decision or                   Electronic
          analysis addressing the effect of the factoring of
          AEP System accounts receivable rates issued during the
          period January 1, 2001 through March 31, 2001.

   9      Copy of audited annual financial statements for the                   Electronic
          year ended December 31,2000.

  10      Copy of the accounting system procedures and chart of                 Electronic
          accounts of Credit as maintained by AEPSC.

                                                                                                    EXHIBIT 1
                                                                                                  Page 1 of 5

                                                 AEP CREDIT, INC.
                                                  BALANCE SHEET
                                               AS OF MARCH 31, 2001
                                              (Thousands, Unaudited)

                                              ASSETS
     CURRENT ASSETS:
          Cash and cash equivalents                                                         $              40
          Accounts receivable - Affiliated                                                            780,714
          Accounts receivable - Nonaffiliated                                                         509,366
          Allowance For Uncollectible Accounts                                                       (18,610)
                                                                                              ----------------
                     Total current assets                                                           1,271,510

     OTHER ASSETS:
          Deferred income taxes                                                                         7,917
          Other                                                                                         3,104
                                                                                              ----------------

                  Total other assets                                                                   11,021
                                                                                              ----------------

                  Total assets                                                              $       1,282,531
                                                                                              ================

                               LIABILITIES AND STOCKHOLDER'S EQUITY
     CURRENT LIABILITIES:
          Short-term debt                                                                   $       1,161,086
          Deferred income tax                                                                               -
          Deferred credits                                                                             25,813
          Accounts payable - affiliated                                                                   756
          Unearned revenue                                                                              4,971
          Other liabilities                                                                             3,735
                                                                                              ----------------

                  Total current liabilities                                                         1,196,361
                                                                                              ----------------

     STOCKHOLDER'S EQUITY:
          Common stock, no par; authorized 1,000 shares;
              Issued and outstanding 283 shares                                                             1
          Additional Paid-in capital                                                                   86,169
                                                                                              ----------------
                           Total stockholder's equity                                                  86,170

                  Total liabilities and stockholder's equity                                $       1,282,531
                                                                                              ================

     The accompanying notes to the financial statements are an integral part of these statements.

                                                                                                        EXHIBIT 1
                                                                                                      Page 2 of 5

                                AEP CREDIT, INC.
                              STATEMENTS OF INCOME
                         FOR THE PERIODS ENDED MARCH 31
                             (Thousands, Unaudited)


                                                  Three Months Ended                   Twelve Months Ended
                                                2001             2000                2001              2000
                                           ---------------  ----------------     --------------    --------------

REVENUES
     Affiliated                          $         16,965 $               -    $        16,965   $             -
     Nonaffiliated                                 21,298            19,566            130,497            89,939
                                           ---------------  ----------------     --------------    --------------
                                                   38,263            19,566            147,462            89,939


OPERATING EXPENSES:
     Interest                                      18,046              9,2766           74,985            42,314
     Provision for bad debts                       12,201             5,966             43,230            26,589
     Credit line fees                                 945               419              3,294             1,462
     General and administrative                       671               467              2,341             1,957
                                           ---------------  ----------------     --------------    --------------

                                                   31,863            16,128            123,850            72,322
                                           ---------------  ----------------     --------------    --------------

OPERATING INCOME                                    6,400             3,438             23,612            17,617
                                           ---------------  ----------------     --------------    --------------

OTHER INCOME AND (DEDUCTIONS):
     Interest income                                    -                84                  1               293
     Penalties                                          -                 -                (4)
     Tax benefit of parent company loss                 -                31                586               261
                                           ---------------  ----------------     --------------    --------------

                                                        -               115                583               554
                                           ---------------  ----------------     --------------    --------------

INCOME BEFORE FEDERAL INCOME TAXES                  6,400             3,553             24,195            18,171
                                           ---------------  ----------------     --------------    --------------

FEDERAL INCOME TAXES:
     Current                                        1,066               891             11,336             7,685
     Deferred                                       1,165               342            (3,082)           (1,417)
                                           ---------------  ----------------     --------------    --------------

                                                    2,231             1,233              8,254             6,268
                                           ---------------  ----------------     --------------    --------------

NET INCOME                               $          4,169 $           2,320    $        15,941   $        11,903
                                           ===============  ================     ==============    ==============


     The accompanying notes to the financial statements are an integral part of these statements.

                                                                       EXHIBIT 1
                                                                     Page 3 of 5

                                AEP CREDIT, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           MARCH 31, 2001 AND 2000

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization
AEP Credit, Inc. (Company) (formerly known as CSW Credit, Inc.) is a wholly owned subsidiary of Central and South West Corporation (CSW), and an indirect subsidiary of American Electric Power Company, Inc. (AEP or Parent Company) and was originally formed to purchase, without recourse, accounts receivable from affiliated domestic electric utilities to reduce working capital requirements. In addition, because the Company's capital structure is more leveraged than that of the affiliated domestic electric utilities, AEP's overall cost of capital is lower. Subsequent to its formation, the Company's business has expanded to include the purchase, without recourse, of accounts receivable from certain non-affiliated utilities subject to limitations imposed by the SEC under the Holding Company Act. Significant accounting policies are summarized below:

Revenue recognition
Revenues are generally recorded for the difference between the face amount of the receivables purchased and the purchase price.

Allowance for doubtful accounts
The Company maintains an allowance for doubtful accounts at a level which reflects the amount of receivables not reasonably expected to be collected. The allowance is determined principally on the basis of collection experience. Receivables are written off when they are determined to be uncollectable.

Federal income taxes
The Company and its subsidiaries join in the filing of a consolidated federal income tax return with their affiliated companies in the American Electric Power System, an integrated electric utility system, owned and operated by AEP's electric utility subsidiaries, (AEP System). The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with Securities and Exchange Commission (SEC) rules under the Public Utility Holding Company Act of 1935. These rules permit the allocation of the benefit of current tax losses to the System companies giving rise to them in determining their current tax expense. The tax loss of the System parent company, AEP Co., Inc., is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group. Federal income tax expense resulted in an effective rate of 35% and 34% for the quarters ended March 31, 2001 and 2000, respectively.

Deferred income taxes resulted primarily from the differences between book and tax deductions for bad debt expense. The Company also recognizes the tax benefit of operating losses allocated by the Parent Company to AEP Credit. The Internal Revenue Code provides for tax deductions for bad debts when they are charged off.

Cash and Cash Equivalents
Cash equivalents are considered to be highly liquid debt instruments purchased with a maturity of three months or less. Accordingly, the Company's temporary cash investments are considered cash equivalents.

                                                                       EXHIBIT 1
                                                                     Page 4 of 5

Related party transactions
American Electric Power Service Corporation (AEPSC), a wholly owned subsidiary of AEP, provides administrative services to the Company and is reimbursed for the cost of such services. These services were provided at a cost of $370,062 and $281,000 for the quarters ended March 31, 2001 and 2000.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue, and expenses reported in the accompanying financial statements. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results could differ from those estimates.

Reclassification
Certain financial statement items have been reclassified to conform to the 2001 presentation.


2.  REGULATION:

The Company is subject to regulation by the SEC under the Public Utility Holding Company Act of 1935, as amended. The SEC has approved the Company's method of calculating the discount associated with the purchase of AEP subsidiary companies' accounts receivable.


3.  SHORT-TERM DEBT:

The Company issues commercial paper that is unsecured. The weighted average interest rate for the quarters ended March 31, 2001 and 2000 was 5.22% and 5.91%, respectively. At December 31, 2000, the Company had a unsecured revolving credit agreement aggregating $2 billion to back up its commercial paper which expires May 31, 2001. Under the revolving credit agreement the Company has certain negative covenants which are as follows: 1) Company shall not permit its Net Earnings for any Calculation Period to be less than 110% of its Fixed Charges for such Calculation Period, and 2) Company shall not permit its Stockholders' Equity to be less than 5% of its Total Capitalization at any time. The Company is in compliance with all negative covenants for the revolving credit agreement. At December 31, 2000, there were no borrowings under the revolving credit agreement. At March 31, 2001 and 2000, the amounts of commercial paper outstanding were approximately $1.2 billion and $556 million, respectively. By order the SEC authorized the Company to do business with an equity debt ratio no less than 5%. The Company is in compliance with the order.


4. ReLIANT ENERGY HL&P:

The Company entered into an agreement with Reliant Energy HL&P (formerly Houston Lighting & Power Company) to purchase substantially all of its utility receivables. During the quarters ended March 31, 2001 and 2000, the Company had average Reliant Energy HL&P receivable balances of $513,146,000 and $349,347,000, respectively.

                                                                       EXHIBIT 1
                                                                     Page 5 of 5


Prior to March 11, 1997, the Company was subject to a SEC restriction (50% Restriction) which required the average amount of non-affiliated accounts receivable outstanding to be less than the average amount of affiliated accounts receivable outstanding for the previous twelve calendar months. The Company received SEC authority to sell excess Reliant Energy HL&P receivables to third parties in order to maintain the Company's compliance with the 50% Restriction. On March 11, 1997, the SEC issued an order granting the Company temporary relief from the 50% restriction. This restriction limits the twelve-month rolling average of HLP receivables to $450 million and $100 million for other non-affiliated companies. This temporary relief was allowed to expire during the current year as the company became compliant with the original 50% restriction and continued to be in compliance at December 31, 2000.

5.  UNEARNED REVENUE AND DEFERRED CREDITS:

When receivables are factored, a discount rate is applied. A portion of the discount rate is related to the carrying cost of the receivables, which approximates the related cost of administration and handling. This rate is applied when the receivables are initially factored. To appropriately match the revenue received for the carrying of the receivables to their associated costs, a part of this income is deferred until the costs are recognized. In addition to the carrying cost component, an agency fee is applied to receivables. The agency revenue is also deferred, and is shown as a deferred credit on the balance sheet.

6.  FINANCIAL INSTRUMENTS:

Cash, cash equivalents, accounts receivable and short-term debt

The fair value equals the carrying amount as stated on the balance sheets because of the short maturity of those instruments.

                                                                       EXHIBIT 2


                                AEP CREDIT, INC.
                                EARNINGS COVERAGE
                           (Thousands, except ratios)

                                              2001

                        January             February               March

Net Income                   $1,561              $1,321                  $1,287
Income Taxes                    841                 702                     689
Tax Benefit of Parent
  Company Loss                    -                   -                       -
Interest                      7,442               5,854                   5,695
  Expense/
  Credit Line Fees
                     ---------------     ---------------     -------------------

Earnings                     $9,844              $7,877                  $7,671
                     ===============     ===============     ===================



Interest Expense/            $7,442              $5,854                  $5,695
  Credit Line Fees



Ratio of Earnings
  To Fixed Charges             1.32                1.35                    1.35





                                CAPITAL STRUCTURE
                                 March 31, 2001
                                   (Thousands)



Short-term Debt                    $1,161,086                  93%
Common Equity                          86,170                   7%
                               ---------------      ---------------

                   Total           $1,247,256                 100%

                               ===============      ===============

                                                                                                                          EXHIBIT 3
                                                                                                                        Page 1 of 2
                                AEP CREDIT, INC.
                  AVERAGE MONTHLY ACCOUNTS RECEIVABLE BALANCES
                              USING 50% RESTRICTION
                                   (Thousands)



                                                       Twelve Months              Twelve Months                Twelve Months
                                                           Ended                      Ended                        Ended
                                                   January 31, 2001              February 28, 2001             March 31, 2001
                                                   -----------------------   -------------------------   ---------------------------
           AFFILIATES
---------------------------------
AP                                                 $                -            $              -             $              64,198
CPL                                                               154,285                     158,291                       161,661
PSO                                                                95,249                      98,219                       101,554
SWEPCO                                                             99,007                      99,848                       100,255
WTU                                                                45,464                      46,825                        48,386
CSP                                                               135,033                     132,856                       129,686
I&M                                                                62,658                      71,211                        80,143
KGP                                                                     -                       7,389                         8,119
KP                                                                 26,640                      27,421                        27,614
OPC                                                               121,758                     119,949                       117,388
                                                   -----------------------   -------------------------   ---------------------------

                                 Total Affiliates:               $740,094                    $762,009                      $839,004
                                                   =======================   =========================   ===========================

         NON-AFFILIATES
---------------------------------
Texas - New Mexico Power                                          $53,426                     $54,456                       $55,545
 Reliant Energy HL&P                                              482,699                     498,809                       513,146
                                                   -----------------------   -------------------------   ---------------------------

                                                                 $536,125                    $553,265                      $568,691
                                                   -----------------------
                                                                             -------------------------   ---------------------------
 Reliant Energy HL&P Receivables sold to
    Third parties                                                       0                           0                             0
                                                   -----------------------   -------------------------   ---------------------------

                             Total Non-Affiliates:               $536,125                    $553,265                      $568,691
                                                   =======================   =========================   ===========================

Over/(Under) 50% Restriction                                     $203,969                    $208,744                      $270,313
                                                   =======================   =========================   ===========================

                                                                                                                          EXHIBIT 3
                                                                                                                        Page 2 of 2
                  AVERAGE MONTHLY ACCOUNTS RECEIVABLE PURCHASES
                        USING TEMPORARY RELIEF PROVISIONS
                                   (Thousands)



                                           Twelve Months               Twelve Months                  Twelve Months
                                               Ended                       Ended                          Ended
                                          January 31, 2001           February 28, 2001               March 31, 2001
                                       -----------------------     -----------------------     ----------------------------

OTHER NON-AFFILIATES:
Texas - New Mexico Power                              $48,797                     $50,406                          $52,154
Temporary Relief Provision                            100,000                     100,000                          100,000
                                       -----------------------     -----------------------     ----------------------------
Over/(Under) Temporary Relief Provision             $(51,203)                   $(49,594)                        $(47,846)
                                       =======================     =======================     ============================

Reliant Energy HL&P                                  $425,414                    $433,036                         $440,133
Temporary Relief Provision                            450,000                     450,000                          450,000
                                       -----------------------     -----------------------     ----------------------------
Over/(Under) Temporary Relief Provision             $(24,586)                   $(16,964)                         $(9,867)
                                       =======================     =======================     ============================


                                            AEP CREDIT, INC.
                                          BAD DEBT WRITE-OFFS
                                              (Thousands)



                                          January 31, 2001           February 28, 2001           March 31, 2001
                                        ----------------------     -----------------------   ------------------------

NON-AFFILIATES
--------------------------------
Texas - New Mexico Power                                 $357                        $283                       $281
 Reliant Energy HL&P                                    1,849                       2,629                      2,022
                                        ----------------------     -----------------------   ------------------------
   Total Non-Affiliates:                               $2,206                      $2,912                     $2,303
                                        ======================     =======================   ========================

                                                                       EXHIBIT 4
                                                                    Page 1 of 10

                         CENTRAL POWER AND LIGHT COMPANY
                              DISCOUNT CALCULATION
                        THREE MONTHS ENDED March 31, 2001




                                        Retail             Wholesale
                                      ------------        ------------


Weighted Cost of Capital (Annualized)    0.045601            0.045940
Average Days Outstanding                    38.21               18.37
                                      ------------        ------------
Weighted Cost of Capital (Average
Days Outstanding)                        0.004773            0.002312
Collection Experience Factor             0.002335            0.000000
Agency Fee Rate                          0.013778            0.013778
                                      ------------        ------------

Total Discount Factor                    0.020886            0.016090
                                      ============        ============






ASSUMPTIONS

INTEREST RATE                             5.8137%
RETAIL ROCE                               7.5089%
WHOLESALE ROCE                            7.9153%
TAX RATE                                 26.1778%
DEBT RATIO                               95.0000%
EQUITY RATIO                              5.0000%

                                                                       EXHIBIT 4
                                                                    Page 2 of 10

                       PUBLIC SERVICE COMPANY OF OKLAHOMA
                              DISCOUNT CALCULATION
                        THREE MONTHS ENDED March 31, 2001




                                        Retail            Wholesale
                                      ------------       ------------


Weighted Cost of Capital (Annualized)    0.045659           0.045940
Average Days Outstanding                    45.19              30.34
                                      ------------       ------------
Weighted Cost of Capital (Average
Days Outstanding)                        0.005653           0.003819
Collection Experience Factor             0.002987           0.000000
Agency Fee Rate                          0.013778           0.013778
                                      ------------       ------------

Total Discount Factor                    0.022418           0.017597
                                      ============       ============






ASSUMPTIONS

INTEREST RATE                           5.8137%
RETAIL ROCE                             7.5778%
WHOLESALE ROCE                          7.9153%
TAX RATE                               26.1778%
DEBT RATIO                             95.0000%
EQUITY RATIO                            5.0000%

                                                                       EXHIBIT 4
                                                                    Page 3 of 10

                       SOUTHWESTERN ELECTRIC POWER COMPANY
                              DISCOUNT CALCULATION
                        THREE MONTHS ENDED March 31, 2001




                                      Arkansas          Louisiana         Texas          Wholesale
                                      -------------   --------------   ------------    --------------


Weighted Cost of Capital (Annualized)     0.045515         0.045716       0.048354          0.045940
Average Days Outstanding                     41.71            50.08          38.99             27.96
                                      -------------   --------------   ------------    --------------
Weighted Cost of Capital (Average
Days Outstanding)                         0.005201         0.006272       0.005165          0.003520
Collection Experience Factor              0.001838         0.001749       0.001458          0.000000
Agency Fee Rate                           0.013778         0.013778       0.013778          0.013778
                                      -------------   --------------   ------------    --------------

Total Discount Factor                     0.020817         0.021799       0.020401          0.017297
                                      =============   ==============   ============    ==============



ASSUMPTIONS

INTEREST RATE                              5.8137%          5.8137%        5.8137%
ROCE                                       7.4056%          7.6467%       10.8156%           7.9153%
TAX RATE                                  26.1778%         26.1778%       26.1778%
DEBT RATIO                                95.0000%         95.0000%       95.0000%
EQUITY RATIO                               5.0000%          5.0000%        5.0000%

                                                                       EXHIBIT 4
                                                                    Page 4 of 10

                          WEST TEXAS UTILITIES COMPANY
                              DISCOUNT CALCULATION
                        THREE MONTHS ENDED March 31, 2001




                                         Retail            Wholesale
                                      -------------      --------------


Weighted Cost of Capital (Annualized)     0.045874            0.045940
Average Days Outstanding                     43.96               36.23
                                      -------------      --------------
Weighted Cost of Capital (Average
Days Outstanding)                         0.005525            0.004560
Collection Experience Factor              0.001984            0.000000
Agency Fee Rate                           0.013778            0.013778
                                      -------------      --------------

Total Discount Factor                     0.021286            0.018337
                                      =============      ==============


ASSUMPTIONS

INTEREST RATE                               5.8137%
RETAIL ROCE                                 7.8361%
WHOLESALE ROCE                              7.9153%
TAX RATE                                   26.1778%
DEBT RATIO                                 95.0000%
EQUITY RATIO                                5.0000%

                                                                       EXHIBIT 4
                                                                    Page 5 of 10

                         COLUMBUS SOUTHERN POWER COMPANY
                              DISCOUNT CALCULATION
                        THREE MONTHS ENDED March 31, 2001




                                                   Retail
                                                -------------


Weighted Cost of Capital (Annualized)               0.046496
Average Days Outstanding                               40.98
                                                -------------
Weighted Cost of Capital (Average
Days Outstanding)                                   0.005220
Collection Experience Factor                        0.008048
Agency Fee Rate                                     0.013778
                                                -------------

Total Discount Factor                               0.027046
                                                =============






ASSUMPTIONS

INTEREST RATE                                        5.8137%
RETAIL ROCE                                          8.5836%
TAX RATE                                            26.1778%
DEBT RATIO                                          95.0000%
EQUITY RATIO                                         5.0000%

                                                                       EXHIBIT 4
                                                                    Page 6 of 10

                         INDIANA MICHIGAN POWER COMPANY
                              DISCOUNT CALCULATION
                        THREE MONTHS ENDED March 31, 2001




                                         Indiana                   Michigan
                                       ------------            -------------


Weighted Cost of Capital (Annualized)     0.046232                 0.046806
Average Days Outstanding                     33.69                    35.82
                                       ------------            -------------
Weighted Cost of Capital (Average
Days Outstanding)                         0.004267                 0.004593
Collection Experience Factor              0.002347                 0.002733
Agency Fee Rate                           0.013778                 0.013778
                                       ------------            -------------

Total Discount Factor                     0.020392                 0.021104
                                       ============            =============






ASSUMPTIONS

INTEREST RATE                              5.8137%                  5.8137%
ROCE                                       8.2667%                  8.9556%
TAX RATE                                  26.1778%                 26.1778%
DEBT RATIO                                95.0000%                 95.0000%
EQUITY RATIO                               5.0000%                  5.0000%

                                                                       EXHIBIT 4
                                                                    Page 7 of 10

                             KENTUCKY POWER COMPANY
                              DISCOUNT CALCULATION
                        THREE MONTHS ENDED March 31, 2001




                                                 Retail
                                              -------------


Weighted Cost of Capital (Annualized)             0.045945
Average Days Outstanding                             42.49
                                              -------------
Weighted Cost of Capital (Average
Days Outstanding)                                 0.005349
Collection Experience Factor                      0.003438
Agency Fee Rate                                   0.013778
                                              -------------

Total Discount Factor                             0.022564
                                              =============






ASSUMPTIONS

INTEREST RATE                                      5.8137%
RETAIL ROCE                                        7.9222%
TAX RATE                                          26.1778%
DEBT RATIO                                        95.0000%
EQUITY RATIO                                       5.0000%

                                                                       EXHIBIT 4
                                                                    Page 8 of 10

                               OHIO POWER COMPANY
                              DISCOUNT CALCULATION
                        THREE MONTHS ENDED March 31, 2001




                                                    Retail
                                                 -------------


Weighted Cost of Capital (Annualized)                0.046697
Average Days Outstanding                                38.27
                                                 -------------
Weighted Cost of Capital (Average
Days Outstanding)                                    0.004896
Collection Experience Factor                         0.003670
Agency Fee Rate                                      0.013778
                                                 -------------

Total Discount Factor                                0.022344
                                                 =============






ASSUMPTIONS

INTEREST RATE                                         5.8137%
RETAIL ROCE                                           8.8247%
TAX RATE                                             26.1778%
DEBT RATIO                                           95.0000%
EQUITY RATIO                                          5.0000%

                                                                       EXHIBIT 4
                                                                    Page 9 of 10

                            APPALACHIAN POWER COMPANY
                              DISCOUNT CALCULATION
                        THREE MONTHS ENDED March 31, 2001




                                             Virginia             West Virginia
                                           -------------          --------------


Weighted Cost of Capital (Annualized)          0.005860                0.005850
Average Days Outstanding                           3.00                    0.00
                                           -------------           -------------
Weighted Cost of Capital (Average
Days Outstanding)                              0.000048                0.000000
Collection Experience Factor                   0.000396                0.026667
Agency Fee Rate                                0.002000                0.002000
                                           -------------           -------------

Total Discount Factor                          0.002444                0.028667
                                           =============           =============






ASSUMPTIONS

INTEREST RATE                                   0.7006%                 0.7006%
RETAIL ROCE                                     1.0756%                 1.0622%
TAX RATE                                        3.8000%                 3.8000%
DEBT RATIO                                     95.0000%                95.0000%
EQUITY RATIO                                    5.0000%                 5.0000%

                                                                       EXHIBIT 4
                                                                   Page 10 of 10

                                    KINGSPORT
                              DISCOUNT CALCULATION
                        THREE MONTHS ENDED March 31, 2001




                                                 Retail
                                              -------------


Weighted Cost of Capital (Annualized)             0.019748
Average Days Outstanding                              6.68
                                              -------------
Weighted Cost of Capital (Average
Days Outstanding)                                 0.000361
Collection Experience Factor                      0.001381
Agency Fee Rate                                   0.006444
                                              -------------

Total Discount Factor                             0.008187
                                              =============






ASSUMPTIONS

INTEREST RATE                                      2.4146%
RETAIL ROCE                                        3.8667%
TAX RATE                                          12.2444%
DEBT RATIO                                        95.0000%
EQUITY RATIO                                       5.0000%

                                                                       EXHIBIT 5


                                AEP CREDIT, INC.
                        ALLOWED RETURNS ON COMMON EQUITY
                        THREE MONTHS ENDED March 31, 2001

                                                  ALLOWED
                                                   RETURN
                                                -------------

              CPL
                 - RETAIL                            7.5089%
                 - WHOLESALE                         7.9153%

              PSO
                 - RETAIL                            7.5778%
                 - WHOLESALE                         7.9153%

              SWEPCO
                 - ARKANSAS                          7.4056%
                 - LOUISIANA                         7.6467%
                 - TEXAS                            10.8156%
                 - WHOLESALE                         7.9153%

              WTU
                 - RETAIL                            7.8361%
                 - WHOLESALE                         7.9153%

              CSP
                - RETAIL                             8.5836%

              I&M
                - INDIANA                            8.2667%
                - MICHIGAN                           8.9556%

              KP
                - RETAIL                             7.9222%

              OPC
                - RETAIL                             8.8247%

              AP
                - VIRGINIA                           1.0756%
                - est VIRGINIA                       1.0622%


              KGP
                 - RETAIL                            3.8667%

                                                                       EXHIBIT 6


                                AEP CREDIT, INC.
                              AFFILIATED COMPANIES
                            FACTORING EXPENSE SAVINGS
                        THREE MONTHS ENDED March 31, 2001
                                   (Thousands)


                     20%              5%
                    EQUITY          EQUITY          SAVINGS
                 -------------    ------------   ---------------
AP                       $520            $452               $67
CPL                     1,104             958               146
CSP                       701             592               109
I&M                       764             648               116
KGP                        61              52                 9
KP                        206             177                29
OPC                       655             550               105
PSO                       712             618                94
SWEPCO                    646             543               103
WTU                       335             289                46
                 -------------    ------------   ---------------

TOTAL                  $5,705          $4,880              $824
                 =============    ============   ===============

                                                                       EXHIBIT 7
                                                                     Page 1 of 3

                                AEP CREDIT, INC.
                  FACTORING OF RELIANT ENERGY HL&P RECEIVABLES
                          CALCULATION OF CPL FINDER FEE


                                Reliant
                              Energy HL&P
                              Receivables              Finder Fee             Finder Fee
         Date                   Balance                   Rate                  Amount
  -------------------    ----------------------    --------------------   --------------------

    1 Jan 2001                 $549,181,377.38                0.000034                $18,672
    2 Jan 2001                  556,068,343.57                0.000034                 18,906
    3 Jan 2001                  556,621,980.75                0.000034                 18,925
    4 Jan 2001                  561,403,562.91                0.000034                 19,088
    5 Jan 2001                  556,339,559.05                0.000035                 19,472
    6 Jan 2001                  556,339,559.05                0.000035                 19,472
    7 Jan 2001                  556,339,559.05                0.000035                 19,472
    8 Jan 2001                  582,328,416.91                0.000035                 20,381
    9 Jan 2001                  581,566,176.80                0.000035                 20,353
   10 Jan 2001                  580,950,345.42                0.000035                 20,333
   11 Jan 2001                  586,582,094.54                0.000035                 20,528
   12 Jan 2001                  596,425,178.68                0.000035                 20,875
   13 Jan 2001                  596,425,178.68                0.000035                 20,875
   14 Jan 2001                  596,425,178.68                0.000035                 20,875
   15 Jan 2001                  596,425,178.68                0.000035                 20,875
   16 Jan 2001                  602,436,396.75                0.000035                 21,085
   17 Jan 2001                  608,948,964.45                0.000035                 21,313
   18 Jan 2001                  604,659,411.95                0.000036                 21,768
   19 Jan 2001                  600,998,716.56                0.000036                 21,636
   20 Jan 2001                  600,998,716.56                0.000036                 21,636
   21 Jan 2001                  600,998,716.56                0.000036                 21,636
   22 Jan 2001                  600,608,374.91                0.000036                 21,622
   23 Jan 2001                  600,674,310.61                0.000036                 21,624
   24 Jan 2001                  599,714,676.16                0.000036                 21,590
   25 Jan 2001                  584,240,031.10                0.000036                 21,033
   26 Jan 2001                  575,023,386.37                0.000036                 20,701
   27 Jan 2001                  575,023,386.37                0.000036                 20,701
   28 Jan 2001                  575,023,386.37                0.000036                 20,701
   29 Jan 2001                  573,836,178.95                0.000036                 20,658
   30 Jan 2001                  560,867,715.37                0.000036                 20,191
   31 Jan 2001                  563,209,914.62                0.000036                 20,276
                                                                          --------------------

   Jan 2001                                                                          $637,275
                                                                          ====================

                                                                       EXHIBIT 7
                                                                     Page 2 of 3

                                AEP CREDIT, INC.
                  FACTORING OF RELIANT ENERGY HL&P RECEIVABLES
                          CALCULATION OF CPL FINDER FEE


                                  Reliant
                                Energy HL&P
                                Receivables              Finder Fee              Finder Fee
         Date                     Balance                   Rate                   Amount
 ----------------------    ----------------------    -------------------    ----------------------
  1 Feb 2001                     $555,247,361.19               0.000036                   $19,989
  2 Feb 2001                      548,948,107.12               0.000036                    19,762
  3 Feb 2001                      548,948,107.12               0.000036                    19,762
  4 Feb 2001                      548,948,107.12               0.000036                    19,762
  5 Feb 2001                      551,096,294.86               0.000036                    19,839
  6 Feb 2001                      556,657,476.77               0.000037                    20,596
  7 Feb 2001                      551,920,165.11               0.000037                    20,421
  8 Feb 2001                      563,098,613.82               0.000037                    20,835
  9 Feb 2001                      566,678,401.60               0.000037                    20,967
 10 Feb 2001                      566,678,401.60               0.000037                    20,967
 11 Feb 2001                      566,678,401.60               0.000037                    20,967
 12 Feb 2001                      567,622,484.90               0.000037                    21,002
 13 Feb 2001                      559,903,710.37               0.000037                    20,716
 14 Feb 2001                      573,925,073.10               0.000037                    21,235
 15 Feb 2001                      576,134,005.65               0.000037                    21,317
 16 Feb 2001                      564,712,919.37               0.000037                    20,894
 17 Feb 2001                      564,712,919.37               0.000037                    20,894
 18 Feb 2001                      564,712,919.37               0.000037                    20,894
 19 Feb 2001                      564,712,919.37               0.000037                    20,894
 20 Feb 2001                      555,140,464.01               0.000037                    20,540
 21 Feb 2001                      555,872,435.74               0.000037                    20,567
 22 Feb 2001                      541,410,520.22               0.000037                    20,032
 23 Feb 2001                      530,634,218.09               0.000037                    19,633
 24 Feb 2001                      530,634,218.09               0.000037                    19,633
 25 Feb 2001                      530,634,218.09               0.000037                    19,633
 26 Feb 2001                      528,570,811.71               0.000037                    19,557
 27 Feb 2001                      500,718,997.51               0.000037                    18,527
 28 Feb 2001                      489,875,515.30               0.000037                    18,125
                                                                            ----------------------

 Feb 2001                                                                                $567,965
                                                                            ======================

                                                                       EXHIBIT 7
                                                                     Page 3 of 3

                                AEP CREDIT, INC.
                  FACTORING OF RELIANT ENERGY HL&P RECEIVABLES
                          CALCULATION OF CPL FINDER FEE


                                  Reliant
                                Energy HL&P
                                Receivables              Finder Fee             Finder Fee
         Date                     Balance                   Rate                  Amount
------------------------   ----------------------    --------------------   --------------------

             1 Mar 2001          $493,043,253.67                0.000037                $18,243
             2 Mar 2001           485,451,132.72                0.000037                 17,962
             3 Mar 2001           485,451,132.72                0.000037                 17,962
             4 Mar 2001           485,451,132.72                0.000037                 17,962
             5 Mar 2001           491,187,518.68                0.000037                 18,174
             6 Mar 2001           504,241,743.43                0.000037                 18,657
             7 Mar 2001           496,346,641.70                0.000038                 18,861
             8 Mar 2001           501,745,792.52                0.000038                 19,066
             9 Mar 2001           508,771,882.36                0.000038                 19,333
            10 Mar 2001           508,771,882.36                0.000038                 19,333
            11 Mar 2001           508,771,882.36                0.000038                 19,333
            12 Mar 2001           498,482,475.14                0.000038                 18,942
            13 Mar 2001           500,762,673.41                0.000038                 19,029
            14 Mar 2001           499,410,484.08                0.000038                 18,978
            15 Mar 2001           497,307,278.66                0.000038                 18,898
            16 Mar 2001           498,915,537.29                0.000038                 18,959
            17 Mar 2001           498,915,537.29                0.000038                 18,959
            18 Mar 2001           498,915,537.29                0.000038                 18,959
            19 Mar 2001           501,151,198.90                0.000038                 19,044
            20 Mar 2001           485,415,184.24                0.000038                 18,446
            21 Mar 2001           479,828,964.46                0.000038                 18,234
            22 Mar 2001           478,034,448.45                0.000038                 18,165
            23 Mar 2001           473,320,242.03                0.000038                 17,986
            24 Mar 2001           473,320,242.03                0.000038                 17,986
            25 Mar 2001           473,320,242.03                0.000038                 17,986
            26 Mar 2001           473,606,224.09                0.000038                 17,997
            27 Mar 2001           464,037,475.63                0.000038                 17,633
            28 Mar 2001           456,408,454.35                0.000038                 17,344
            29 Mar 2001           454,911,336.67                0.000038                 17,287
            30 Mar 2001           459,481,853.87                0.000038                 17,460
            31 Mar 2001           459,481,853.87                0.000038                 17,460
                                                                            --------------------
Mar 2001                                                                               $570,637
                                                                            ====================

                                                                       EXHIBIT 8



                STATE REGULATORY COMMISSION DECISIONS OR ANALYSES



During the period from January 1, 2001 through March 31, 2001 there were no state regulatory commission decisions or analyses issued which addressed the effect of the factoring of AEP system accounts receivable rates.

                                                                       EXHIBIT 9
                                                                     Page 1 of 9








                                AEP CREDIT, INC.
                           (formerly CSW Credit, Inc.)

                              FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 2000 AND 1999

             TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                                                                       EXHIBIT 9
                                                                     Page 2 of 9


INDEPENDENT AUDITORS' REPORT


To the Board of Directors of AEP Credit, Inc.:



We have audited the accompanying balance sheet of AEP Credit, Inc. (formerly CSW Credit, Inc., the "Company") as of December 31, 2000 and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the year ended December 31, 1999 were audited by other auditors whose report, dated February 25, 2000, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2000 financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2000, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.





Columbus, Ohio
March 16, 2001

                                                                       EXHIBIT 9
                                                                     Page 3 of 9

                                AEP CREDIT, INC.

                              STATEMENTS OF INCOME

                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
                                   (Thousands)



                                               2000                   1999
                                        ------------------   ------------------

REVENUES
     Affiliated                         $         64,994      $         34,221
     Nonaffiliated                                63,771                55,252
                                        ------------------   ------------------
                                                 128,765                89,473

OPERATING EXPENSES:
     Interest                                     66,215                41,710
     Provision for bad debts                      36,995                26,022
     Credit line fees                              2,767                 1,241
     General and administrative                    2,142                 1,960
                                        ------------------   ------------------

                                                 108,119                70,933
                                        ------------------   ------------------

OPERATING INCOME                                  20,646                18,540


OTHER INCOME AND DEDUCTIONS:
     Interest income                                  84                   209
     Tax benefit of parent company loss              617                   311
                                        ------------------   ------------------
                                                     701                   520
                                        ------------------   ------------------

INCOME BEFORE FEDERAL INCOME TAXES                21,347                19,060
                                        ------------------   ------------------

FEDERAL INCOME TAXES:
     Current                                      11,161                 6,801
     Deferred                                     (3,905)                 (239)
                                        ------------------   ------------------
                                                   7,256                 6,562
                                        ------------------   ------------------

NET INCOME                                       $14,091               $12,498
                                        ==================   ==================

The accompanying notes to the financial statements are an integral part of these statements.

                                                                       EXHIBIT 9
                                                                     Page 4 of 9
                                AEP CREDIT, INC.

                                 BALANCE SHEETS

                           DECEMBER 31, 2000 AND 1999
                                   (Thousands)


                                                                       2000                 1999
                                                                 ------------------  -------------------
ASSETS
CURRENT ASSETS:
     Cash and cash equivalents                                   $               -       $      107,671
     Accounts Receivable - Affiliated                                      755,916              277,568
     Accounts Receivable - Nonaffiliated                                   605,637              449,197
     Allowance For Uncollectible Accounts                                   21,929)             (10,769)
                                                                 ------------------  -------------------
              Total current assets                                       1,339,624              823,667

OTHER ASSETS:
     Deferred income taxes                                                   9,082                5,177
     Other                                                                   4,772                3,406
                                                                 ------------------  -------------------

              Total other assets                                            13,854                8,583
                                                                 ------------------  -------------------

              Total assets                                       $       1,353,478       $      832,250
                                                                 ==================  ===================



LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
     Short-term debt                                             $       1,220,948       $      754,287
     Deferred credits                                                       27,215               14,518
     Accounts payable - affiliated                                             227                4,021
     Unearned revenue                                                        5,831                3,238
     Other liabilities                                                       4,856                  771
                                                                 ------------------  -------------------

              Total current liabilities                                  1,259,077              776,835
                                                                 ------------------  -------------------

STOCKHOLDER'S EQUITY:
     Common stock, no par; authorized 1,000 shares;
         issued and outstanding 283 and 246 shares as of
          December 31, 2000 and 1999, respectively                               1                    1
     Additional Paid-in capital                                             94,400               55,414
                                                                 ------------------  -------------------

              Total stockholder's equity                                    94,401               55,415
                                                                 ------------------  -------------------

              Total liabilities and stockholder's equity          $      1,353,478       $      832,250
                                                                 ==================  ===================

The accompanying notes to the financial statements are an integral part of these statements.


                                                                       EXHIBIT 9
                                                                     Page 5 of 9

                                AEP CREDIT, INC.

                        STATEMENT OF STOCKHOLDER'S EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
                                   (Thousands)

                                                           ADDITIONAL                                 TOTAL
                                          COMMON            PAID-IN            RETAINED           STOCKHOLDER'S
                                          STOCK             CAPITAL            EARNINGS               EQUITY

BALANCE DECEMBER 31, 1998                     $     1   $       64,956     $                   $           64,957

Net contributions (return) of capital              -            (9,542)                -                   (9,542)

Net income                                         -                -              12,498                  12,498

Common stock dividends                             -                              (12,498)                (12,498)
                                     -----------------  -----------------  ------------------  ---------------------

BALANCE DECEMBER 31, 1999                     $     1          $55,414     $           -       $           55,415

Net contributions (return) of capital              -            38,986                 -                   38,986

Net income                                         -                -              14,091                  14,091

Common stock dividends                             -                              (14,091)                (14,091)
                                     -----------------  -----------------  ------------------  ---------------------

BALANCE DECEMBER 31, 2000                     $     1   $       94,400     $           -       $           94,401
                                     =================  =================  ==================  =====================





The accompanying notes to the financial statements are an integral part of these statements.

                                                                       EXHIBIT 9
                                                                     Page 6 of 9
                                AEP CREDIT, INC.

                            STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
                                   (Thousands)


                                                                                2000                  1999
                                                                         -------------------   -------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
     Net Income                                                                  $14,091               $12,498
     Adjustments to reconcile net income to net cash
           provided by (used in) operating activities-
              Changes in assets and liabilities-
                  Accounts Receivable                                           (623,628)              118,359
                  Deferred income taxes                                           (3,905)                 (240)
                  Other assets                                                    (1,366)                 (577)
                  Deferred credits                                                12,697                (2,616)
                  Accounts payable - affiliated                                   (3,794)               (1,987)
                  Unearned revenue                                                 2,593                (1,170)
                  Other liabilities                                                3,272                  (175)
                                                                         -------------------   -------------------

                      Net cash provided by (used in) operating activities       (600,040)              124,092
                                                                         -------------------   -------------------


CASH FLOWS FROM FINANCING ACTIVITIES:
     Capital Contribution                                                        139,134                97,919
     Return of Capital                                                          (100,148)             (107,461)
     Change in short-term debt                                                   466,661                 5,558
     Payment of dividends                                                        (13,278)              (12,496)
                                                                         -------------------   -------------------

          Net cash provided by (used in) financing activities                    492,369               (16,480)
                                                                         -------------------   -------------------

INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS                                (107,671)              107,612

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                   107,671                    59
                                                                         -------------------   -------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                                 $             -       $       107,671
                                                                         ===================   ===================

SUPPLEMENTARY INFORMATION:

     Interest paid                                                               $70,348               $43,528
                                                                         ===================   ===================

     Income taxes paid                                                           $11,461                $8,780
                                                                         ===================   ===================


The accompanying notes to the financial statements are an integral part of these statements.

                                                                       EXHIBIT 9
                                                                     Page 7 of 9
                                                                AEP CREDIT, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization

AEP Credit, Inc. (the "Company") (formerly known as CSW Credit, Inc.) is a wholly owned subsidiary of Central and South West Corporation (CSW), and an indirect subsidiary of American Electric Power Company, Inc. (AEP) and was originally formed to purchase, without recourse, accounts receivable from affiliated domestic electric utilities to reduce working capital requirements. In addition, because the Company's capital structure is more leveraged than that of the affiliated domestic electric utilities, AEP's overall cost of capital is lower. Subsequent to its formation, the Company's business has expanded to include the purchase, without recourse, of accounts receivable from certain non-affiliated utilities subject to limitations imposed by the Securities and Exchange Commission (SEC) under the Holding Company Act. Significant accounting policies are summarized below:

Revenue recognition

Revenues are generally recorded for the difference between the face amount of the receivables purchased and the purchase price.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts at a level which reflects the amount of receivables not reasonably expected to be collected. The allowance is determined principally on the basis of collection experience. Receivables are written off when they are determined to be uncollectable.

Federal income taxes

The Company and its subsidiaries join in the filing of a consolidated federal income tax return with their affiliated companies in the American Electric Power System, an integrated electric utility system, owned and operated by AEP's electric utility subsidiaries, (AEP System). The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with SEC rules under the Public Utility Holding Company Act of 1935. These rules permit the allocation of the benefit of current tax losses to the System companies giving rise to them in determining their current tax expense. The tax loss of the System parent company, AEP Co., Inc., is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group. Federal income tax expense resulted in an effective rate of 34% and 33% for 2000 and 1999, respectively.

Deferred income taxes resulted primarily from the differences between book and tax deductions for bad debt expense. The company also recognizes the tax benefit of operating losses allocated by the Parent Company to AEP Credit. The Internal Revenue Code provides for tax deductions for bad debts when they are charged off.

Cash and Cash Equivalents

Cash equivalents are considered to be highly liquid debt instruments purchased with a maturity of three months or less. Accordingly, the Company's temporary cash investments are considered cash equivalents.

                                                                       EXHIBIT 9
                                                                     Page 8 of 9

Related party transactions

American Electric Power Service Corporation (AEPSC), a wholly owned subsidiary of AEP, provides administrative services to the Company and is reimbursed for the cost of such services. These services were provided at a cost of $1,219,000 and $1,078,000 in 2000 and 1999, respectively.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue, and expenses reported in the accompanying financial statements. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of financial statements. Actual results could differ from those estimates.

Reclassification

Certain financial statement items have been reclassified to conform to the 2000 presentation.


2.  REGULATION:

The Company is subject to regulation by the SEC under the Public Utility Holding Company Act of 1935, as amended. The SEC has approved the Company's method of calculating the discount associated with the purchase of AEP subsidiary companies' accounts receivable.

3.  SHORT-TERM DEBT:

The Company issues commercial paper that is unsecured. The weighted average interest rate for 2000 and 1999 was 6.62% and 5.27% respectively. At December 31, 2000, the Company had a unsecured revolving credit agreement aggregating $2 billion to back up its commercial paper which expires May 31, 2001. Under the revolving credit agreement the Company has certain negative covenants which are as follows: 1) Company shall not permit its Net Earnings for any Calculation Period to be less than 110% of its Fixed Charges for such Calculation Period, and 2) Company shall not permit its Stockholders' Equity to be less than 5% of its Total Capitalization at any time. The Company is in compliance with all negative covenants for the revolving credit agreement. At December 31, 2000, there were no borrowings under the revolving credit agreement. At December 31, 2000 and 1999, the amounts of commercial paper outstanding were approximately $1.2 billion and $754 million, respectively. By order the SEC authorized the Company to do business with an equity debt ratio no less than 5%. The Company is in compliance with the order.

                                                                       EXHIBIT 9
                                                                     Page 9 of 9

4.  Reliant Energy HL&P:

The Company entered into an agreement with Reliant Energy HL&P (formerly Houston Lighting & Power Company) to purchase substantially all of its utility receivables. During the years ended December 31, 2000 and 1999, the Company had average Reliant Energy HLP receivable balances of $466,354,000 and $448,465,000, respectively.

Prior to March 11, 1997, the Company was subject to a SEC restriction (50% Restriction) which required the average amount of non-affiliated accounts receivable outstanding to be less than the average amount of affiliated accounts receivable outstanding for the previous twelve calendar months. The Company received SEC authority to sell excess Reliant Energy HL&P receivables to third parties in order to maintain the Company's compliance with the 50% Restriction. On March 11, 1997, the SEC issued an order granting the Company temporary relief from the 50% restriction. This restriction limits the twelve-month rolling average of HLP receivables to $450 million and $100 million for other non-affiliated companies. This temporary relief was allowed to expire during the current year as the company became compliant with the original 50% restriction and continued to be in compliance at December 31, 2000.

5.  UNEARNED REVENUE AND DEFERRED CREDITS:

When receivables are factored, a discount rate is applied. A portion of the discount rate is related to the carrying cost of the receivables, which approximates the related cost of administration and handling. This rate is applied when the receivables are initially factored. To appropriately match the revenue received for the carrying of the receivables to their associated costs, a part of this income is deferred until the costs are recognized. In addition to the carrying cost component, an agency fee is applied to receivables. The agency revenue is also deferred, and is shown as a deferred credit on the balance sheet.


6.  FINANCIAL INSTRUMENTS:

Cash, cash equivalents, accounts receivable and short-term debt

The fair value equals the carrying amount as stated on the balance sheets because of the short maturity of those instruments.

                                                                      EXHIBIT 10
                                                                    Page 1 of 10
                                AEP CREDIT, INC.
                                CHART OF ACCOUNTS
                       Standard Accounts - Quick Reference
                       BALANCE SHEET ACCOUNTS (1310-2820)

               Description                                      Account Number
-------------------------------------------------------------------------------
       Assets
Cash                                                                   1310.XXXX
       Cash                                                            1310.0100
Temporary Cash Investments                                             1360.XXXX
       Temporary Investments                                           1360.0100
Notes Receivable                                                       1410.XXXX
       Interest Receivable                                             1410.5000
       Due From Broker                                                 1410.7100
Other Accounts Receivable                                              1430.XXXX
       Accounts Receivable                                             1430.4700
       Factored Unbilled Accounts Receivable                           1430.4900
Accumulated Provision for Uncollectable Accounts - Credit              1440.XXXX
       Allowance for Bad Debt                                          1440.0100
Accounts Receivable from Associated Companies                          1460.XXXX
       A/R - Associated Companies                                      1460.1000
          A/R - Allocated Corp Federal Income Tax                      1460.6000
Prepayments                                                            1650.XXXX
       Prepayments Credit Line Fees                                    1650.0200
       Prepayments Interest                                            1650.0300
       Prepayments Taxes                                               1650.6200

       Liabilities
Common Stock Issued                                                    2010.XXXX
       Common Stock                                                    2010.0000
Miscellaneous Paid-in Capital                                          2110.XXXX
       Paid-in Capital                                                 2110.0000
Appropriated Retained Earnings                                         2150.XXXX
       Retained Earnings                                               2150.0100
Notes Payable                                                          2310.XXXX
       Commercial Paper                                                2310.0100
Notes Payable to Associated Companies                                  2330.XXXX
Accounts Payable to Associated Companies                               2340.XXXX
       Accounts Payable - CSW                                          2340.1000
       Accounts Payable - Associated                                   2340.4900
       Accounts Payable - AEPSC                                        2340.9900
Taxes Accrued                                                          2360.XXXX
       Accrued Taxes Payable                                           2360.0100
       Accrued Franchise Tax Payable                                   2360.0300
Interest Accrued                                                       2370.XXXX
       Credit Line Fees Payable                                        2370.8801
Dividends Declared                                                     2380.XXXX
       Accrued Dividend Payable - CSW                                  2380.0100
Other Deferred Credits                                                 2530.XXXX
       Deferred Credits                                                2530.0100
       Unearned Revenue                                                2530.0200
Accumulated Deferred Income Taxes - Other Property                     2820.XXXX
       Deferred Federal Income Taxes                                   2820.0200

                                                                      EXHIBIT 10
                                                                    Page 2 of 10

                                AEP CREDIT, INC.
                                CHART OF ACCOUNTS
                       Standard Accounts - Quick Referenc
                      INCOME STATEMENT ACCOUNTS (4081-930

                                    Description          Account Number
-------------------------------------------------------------------------------
       Revenues
Miscellaneous Nonoperating Income                                      4210.XXXX
       Interest Income                                                 4210.0100
       Miscellaneous Income                                            4210.9000
Miscellaneous Service Revenues                                         4510.XXXX
       Rating Fee Revenue                                              4510.0100
       Unearned Revenue                                                4510.0200
       IPA/Analysis Fee Revenue                                        4510.0300
       Bad Debt Revenue                                                4510.0400
       Agency Fee Revenue                                              4510.0500
       Carrying Cost Revenue                                           4510.0600
       Credit Line Fee Revenue                                         4510.0700

       Expenses
Taxes Other than Income Taxes - Utility Operating Income               4081.XXXX
       Franchise Tax Expense                                           4081.0000
Income Taxes - Utility Operating Income                                4091.XXXX
       Income Tax Expense                                              4091.0000
Deferred Income Tax Expense                                            4100.XXXX
       Income Tax Expense                                              4100.0000
Other Deductions                                                       4265.XXXX
       Allocated Corp Federal Income Taxes                             4265.7000
Other Interest Expense                                                 4310.XXXX
       Interest Expense                                                4310.0100
       Interest Expense - Bank of New York                             4310.0200
Uncollectable Accounts                                                 9040.XXXX
       Bad Debt Expense                                                9040.0100
Office Supplies and Expenses                                           9210.XXXX
          IPA/Analysis Fee Expense                                     9210.2400
Outside Services Employed                                              9230.XXXX
       Outside Services - Legal                                        9230.7420
Miscellaneous General Expenses                                         9302.XXXX
       Credit Line Expense                                             9302.1000
       Rating Fee Expense                                              9302.1900
       Miscellaneous General Expense                                   9302.9000
       Business Normalization Expense                                  9302.9100
       AEPSC Allocations                                               9302.9900

                                                                      EXHIBIT 10
                                                                    Page 3 of 10
                                AEP CREDIT, INC.
                          ACCOUNTING SYSTEM PROCEDURES

                                  INTRODUCTION
AEP Credit, Inc. (Credit), a wholly owned subsidiary of Central and South West Corporation (CSW), and an indirect subsidiary of AEP was formed for the purpose of providing a low-cost financing source for utilities through factoring utility accounts receivable (receivables). Credit purchases receivables at a discount enabling its customers to collect their money the same day they deliver its utility service.

Each company selling (factoring) its receivables to Credit has executed a "Purchase Agreement" and an "Agency Agreement" which outlines how the basic transactions take place. The Purchase Agreement and Agency Agreement may be terminated by either party upon 30 days written notice to the other party.

Credit's affiliated customers are Central Power and Light Company (CPL), Columbus Southern Power Company (CSPCo), Indiana Michigan Power Company (I&M), Ohio Power Company (OPCo), Kentucky Power Company (KPCo), Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO) and West Texas Utilities Company (WTU). Credit's non-affiliated customers are Reliant Energy HL&P (formerly Houston Lighting and Power Company) and Texas-New Mexico Power Company (TNP). The affiliate and non-affiliate customers are individually known as "Seller" and collectively known as "Sellers."

Credit is authorized to purchase, without recourse, certain receivables arising from the sale and delivery of electricity, gas and other related services in the Seller's ordinary course of business. The price Credit pays the Seller for the receivables is the dollar amount of receivables less a discount (purchase price). The determination of the discount is based upon Credit's cost of financing, the Seller's collection experience and an agency fee.

The Seller has agreed through the Agency Agreement to service, administer and collect such receivables on behalf of Credit. As long as the Seller acts as the agent, Credit agrees to pay the Seller an agent collection fee. Payment of the agent collection fee shall be made simultaneously with collections, by deducting the fee from funds owed to Credit for receivables collected.

The data received from the Seller must be accurate and timely received. Any delays or inaccurate information affects the cash exchanged between the Seller and Credit; therefore, it is critical to Credit's operation that the Seller provide accurate and timely information. The Seller has also agreed to maintain individual customer records that support the factored receivables and the collection of those receivables. These records are available to Credit for examination and analysis.

The following procedures outline the transactions that take place and the accounting for these transactions. The detailed sections describe procedures for Credit as performed by American Electric Power Service Corporation (AEPSC), AEPSC Treasury-Cash Management (AEPSC Cash Management), AEPSC Accounting, AEPSC Regulatory Reporting and the Sellers. As required by Securities Exchange Commission (SEC) Order, Credit utilizes the excess capacity of AEPSC employees to handle its operations.

                                                                      EXHIBIT 10
                                                                    Page 4 of 10


                               INITIAL TRANSACTION
The initial transaction between Credit and the Seller is based on the receivables and allowance for bad debts recorded on the Seller's books at an agreed upon date. The amount of receivables purchased by Credit is determined by applying the carrying cost portion and agency fee portion of the discount rate factor to the balance of receivables less the balance of the allowance for bad debts. Credit will remit the net transaction amount to the Seller on the initial transaction date by wire transfer. Credit records on its books the amount of gross receivables and the allowance for bad debts.

                               DAILY TRANSACTIONS
Information Received From Sellers
Automated Billings
These are the amounts of gross receivables billed by the Seller each day. This information is provided by state jurisdiction and further broken down by retail and wholesale designation. The information is provided the morning after the actual billing date. The discounts and purchase price are calculated and verified with the Seller.

Automated Collections
These amounts include all collections of receivables and billing adjustments that change the amounts due from customers. This information is provided by state jurisdiction and further broken down by retail and wholesale designation. The information is provided the morning after the collections are processed. The collections are subtracted from the purchase price to determine the net cash transaction for the day and the balance of purchased receivables.

Manual Billings
Some of the large wholesale customers served are not billed on an automated system. Therefore, it is necessary for the Seller to report these "manual billings" separately to Credit. These transactions are reported to Credit the day after they occur. These transactions are summarized with the automated billings before a purchase price is determined.

Manual Collections
For accounts that are manually billed, collections are reported to Credit as they occur. These amounts are combined with the automated collections to determine the net cash transaction and the balance of purchased receivables.

Unbilled Revenues & Estimated Billings Sold
Unbilled revenues represent receivables created by the delivery of electricity to customers which the customer is legally obligated to pay, and is recorded on the customer's meter but has not yet been billed by the Seller. Credit purchases both billed and unbilled receivables as stipulated in the Purchase Agreement.

                                                                      EXHIBIT 10
                                                                    Page 5 of 10

Credit's approach to purchasing unbilled revenues is to purchase on a daily basis a portion of all billing cycles for an upcoming month. When the actual cycle billing occurs, an adjustment is made to that day's transaction for the difference between the amount previously purchased for that cycle and the actual billing. Estimates of unbilled revenues are based upon the Seller's projected billings and historical cycle billings adjusted for any known changes.

Other Manual Adjustments
Other manual adjustments are periodically necessary to correct previous transactions. These adjustments are timely reported to Credit. These amounts are included with the items discussed above in the determination of the purchase price and the net cash transaction for the current day's transaction.

Daily Procedures Performed by AEPSC Cash Management

Determination of Face Amount Purchased
The dollar amount of receivables purchased by Credit from the Seller is known as the "face amount purchased." The face amount purchased consists of the Seller's daily cycle billings plus daily unbilled revenues minus unbilled revenues previously purchased for the current day's billing cycle.

Determination of Discount Rate
The purchase price Credit pays to the Seller is the face amount purchased, reduced by the discount rate. The discount taken compensates Credit for costs associated with financing and recovering receivables purchased without recourse. Three components determine the discount rate: o carrying cost component o collection experience component o agency fee component Each of these components is described below.

Carrying Cost Component
The carrying cost component compensates Credit for its cost of carrying the receivables it purchases. For purposes of calculating this portion of the discount, Credit assumes certain debt and equity ratios for each Seller, currently as follows:
                  Seller                             Debt              Equity
                  ------                             ----              ------
         Affiliated Companies                          95%                5%
         TNP                                          100%                0%
         HLP                                           80%               20%

The calculation of this component consists of three factors:

o Debt factor - Compensates Credit for its interest cost in obtaining funding from external sources. The calculation consists of multiplying the daily interest cost incurred by Credit by the appropriate debt ratios.

                                                                      EXHIBIT 10
                                                                    Page 6 of 10

o Equity factor - Provides a return to Credit for the equity that is provided by CSW. The calculation consists of multiplying the allowed return on equity by the appropriate equity ratios and then dividing by the tax effect (1 - tax rate) to allow for income taxes. The return on equity that the SEC allows for the purchase of retail receivables is based on the allowed equity returns of the Seller as approved by its respective state commission. For affiliated wholesale receivables, the SEC allows Credit a return on equity equal to the weighted average retail returns on equity for the affiliate companies.

o Average days outstanding factor - Average days outstanding are computed for each state jurisdiction and further broken down by retail and wholesale designation. The average days outstanding is calculated and reset monthly on the fifth business day by dividing the average daily balance of outstanding receivables by average receivables purchased per day, based on the previous month's transactions.

The carrying cost component is determined by adding the debt factor and the equity factor to determine the overall annual carrying cost charge. This annual carrying cost charge is divided by 365, except HLP which is 360, to get a daily rate which is then multiplied by the average days outstanding factor to determine the carrying cost component.

Collection Experience Component
The collection experience component compensates Credit for uncollectable receivables and is calculated and reset monthly on the fifth business day. The component is calculated by dividing the net amount of receivables charged-off over the last 12 months by the amount of receivables purchased for the same time period. The net amount of receivables charged-off is the dollar amount charged-off as uncollectable less any recoveries previously charged-off plus an excess of 90-day past due receivables (90-day surcharge). The 90-day surcharge penalizes the Seller's failure to charge-off a receivable by adding excessive aged accounts to the collection experience factoring rate.

Agency Fee Component
The agency fee component provides Credit with additional protection from excessive charge-offs. At the time receivables are purchased, 2% of the face amount purchased is withheld from the Seller until collection. Upon collection of the receivables, Credit returns the 2% held back to the Seller. If the Seller's net charge-offs become excessive, the portion of the net monthly charge-off that exceeds the charge-off limit will be withheld for 12 months. The charge-off limit is 1% of the sum of the last 12 months' collections divided by 12.

Daily Transactions Summary
The face amount purchased from the Seller is multiplied by the discount rate to get the discount amount. The total discount amount is subtracted from the total face amount purchased resulting in the price Credit pays the Seller for the receivables. The amount collected from the customers is subtracted from the purchase price to get the net cash transaction for the day.

                                                                      EXHIBIT 10
                                                                    Page 7 of 10

The amount billed, purchase price, amount collected and net cash transactions are confirmed with the Seller. The net cash transactions are then authorized to be wire transferred between the bank accounts of the Seller and Credit. Cash transactions are netted to avoid multiple daily wires between Credit and the Seller.

                               OTHER TRANSACTIONS
Determination of Carrying Cost Variance Payment
On the fifth business day of each month, the charges assessed the Seller are adjusted through the Carrying Cost Variance Payment. At month-end Credit calculates the carrying cost revenue that is recognized for the current month and compares it to the incurred service fee. The service fee is calculated by multiplying the daily outstanding receivables balances by the daily financing rate incurred by Credit.

If the carrying cost revenue recognized is greater than the service fee, Credit owes the Seller the excess carrying cost revenue collected. If the carrying cost revenue recognized is less than the service fee, the Seller owes Credit additional carrying cost revenue. This transaction takes place on the fifth business day of each month along with the change to the average days outstanding factor and the collection experience component.

                               MONTHLY ACCOUNTING
Monthly accounting for Credit is done by CSWS Accounting. Accounting is based on information received primarily from AEPSC Cash Management.

Information From CSWS Cash Management
Monthly Summary of Daily Factoring Transactions
These summaries include daily gross receivables purchased, the purchase price, discounts, collections and the daily receivables balance for each Seller by state jurisdiction and further broken down by retail and wholesale designation. Also included are cash transactions.

Allocation Factors
AEPSC Cash Management also calculates allocation factors based on average receivables balances for each Seller during the month by state jurisdiction and further broken down by retail and wholesale designation as a percentage of the total of all balances held by Credit. Allocation factors are used to allocate interest expense, interest income, legal fees and other transactions not allocable to a specific Seller.

Unearned Revenues
The discount factor applied to receivables includes a carrying cost for an assumed number of days until collection (average days outstanding). A part of the carrying cost associated with receivables factored toward month-end will not be actually incurred by Credit until the following month. This creates a mismatch between current month carrying cost revenues and carrying cost expenses. Therefore, Credit defers a portion of the carrying cost discount as unearned discount revenues.

                                                                      EXHIBIT 10
                                                                    Page 8 of 10

The calculation of unearned discount revenues is done at the end of the month by AEPSC Cash Management for each Seller and provided to AEPSC Accounting. This information is also provided to the Seller, which recognizes the amount as prepaid factoring costs.

Bad Debt Write-offs and Collections
Pursuant to the Agency Agreement, the Seller uses its best efforts in processing and collecting factored receivables as an agent for Credit. The Seller is empowered, as necessary, to employ collection agencies or other third parties to collect delinquent receivables.

Each month, the Seller recommends to Credit the amount of retail and wholesale receivables by state jurisdiction to be written-off as uncollectable. Also, each month any amounts collected on accounts previously written-off are reported by the Seller. The amount recovered is netted against the gross write-offs for the month when determining the collection experience component and when booking bad debts.

Explanation of any Manual Adjustments
At the end of the month, AEPSC Cash Management provides AEPSC Accounting with copies of all pertinent information explaining any unusual manual adjustments made during the month.

Summary of Cash Transactions
These summaries include all daily cash receipts and disbursements along with daily balances that have been verified to the bank balances. These summaries provide additional information on actual cash receipts and disbursements for the preparation of any necessary journals.

Interest and Other Accruals
AEPSC Cash Management calculates and provides to AEPSC Accounting the amount of interest expense, credit line fees, prepaid interest, interest income and any other costs associated with short-term borrowings and investments to be recorded during the month.

Capitalization Balances
Daily balances of short-term borrowings and CSW equity are maintained by AEPSC Cash Management. This information is used to ensure that stipulated equity requirements are being met and all related equity transactions are properly recorded on the accounting records.

Miscellaneous Cash Items
AEPSC Cash Management provides details on any change in cash procedures that affect transactions that should be reflected in the monthly financial statements.

Information From Other Sources
Although most of the information needed monthly by AEPSC Accounting is provided by AEPSC Cash Management, some information is obtained from other sources as necessary. Two primary examples are the service billings from AEPSC provided by AEPSC Accounting, and the franchise tax and income tax information, including accruals, estimates and payments provided by the AEPSC Tax Department.

                                                                      EXHIBIT 10
                                                                    Page 9 of 10

Preparation of Monthly Summary and Journal Entries
Each month AEPSC Accounting prepares all journal entries from the information received and enters all journal entries into the general ledger system. Recurring journal entries are listed below.

Journal                       Journal Entry
Entry                          Description

00001                      CPL Monthly Activity
00002                      PSO Monthly Activity
00003                      SWEPCO Monthly Activity
00004                      WTU Monthly Activity
00005                      AP Monthly Activity
00006                      TNP Monthly Activity
00007                      CSP Monthly Activity
00008                      HLP Monthly Activity
00009                      Bad Debt Write-Offs
00010                      Record Net Equity
00011                      Short-Term Debt and Commercial Paper
00012                      Short-Term Interest Expense
00013                      Temporary Investment Income
00014                      CSWS Services
00015                      Accrue Revenue Recognition Adjustment
00016                      Investments/Acquisitions
00017                      Allocate Credit Line Fees to Expense
00018                      Record Tax Accrual
00019                      Record Tax Payment
00020                      Record Dividend Payment to CSW
00021                      Record Dividend Accrual
00022                      Allocate Income Tax Expense
00023                      Record CSWS Invoice Payment
00024                      Record Rating Fees Billing
00025                      Allocate Franchise Tax Expense
00026                      Record Franchise Tax Payment
00027                      Record Credit Line Fees Payment
00028                      Accrue SWEPCO Late Billing Collection
00029                      Accrue Carrying Cost Variance Payment
00030                      2% Bad Debt Write-offs Prior Month
00031                      Recover Analysis-IPA-Rating Fees
00032                      Record Legal Fees
00033                      Record IPA-Analysis Fees
00034                      IMP Monthly Activity
00035                      KP Monthly Activity
00036                      OP Monthly Activity
00037                      KGP Monthly Activity
00038                      AP Monthly Activity

                                                                      EXHIBIT 10
                                                                   Page 10 of 10

Other non-recurring journal entries are prepared as necessary.

After journal entries have been entered into the general ledger system, a trial balance is generated and reviewed by AEPSC Accounting and AEPSC Cash Management. Discrepancies, if any, are generally resolved during the review and adjusting or correcting journal entries are prepared and entered by AEPSC Accounting.

                               QUARTERLY REPORTING
AEPSC Regulatory Reporting prepares all internal and external financial reports for Credit based on final trial balance information received from AEPSC Accounting. Pursuant to the 1935 Act, Rule 24, a filing is made with the SEC on behalf of Credit within 45 days after the close of the calendar quarter.

                                ANNUAL REPORTING
Each year the financial records of Credit are reviewed by an independent accounting firm. An annual report for Credit is then issued and distributed to certain Sellers, the SEC and certain financial institutions.